November 13, 2018

Anne Parker

Division of Corporation Finance

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Tenaya Group Inc.

Registration Statement on Form S-1

File No. 333-225261

Dear Ms. Parker;

Tenaya Group, Inc., hereby requests that its registration statement on Form S-1, File No. 333-225261 be granted accelerated effectiveness under Rule 461 of the Securities Act of 1933. We request that the registration be made effective on November 13, 2018, at 4 p.m. EST, as assumed or thereafter as practical.

The Company hereby acknowledges that:

•

Should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your expedient and diligent review of this file. If any further questions or comments should arise we request that the Staff contact Elaine Dowling, Esq. at EAD Law Group, LLC at (702) 306-6317 telephone or email eadlawgroup@gmail.com with any questions or comments.

Sincerely,

/s/ Kevin Booth

Chief Executive Officer

Tenaya Group Inc.